Exhibit 99.1

Investor contact:

Michael Callahan, ICR

(203) 682-8311

Michael.Callahan@icrinc.com

Industry Veteran Stephen Nigro joins the Kornit Digital Team

Rosh-Ha`Ayin, Israel – April 1, 2019 – Kornit Digital Ltd. (NASDAQ: KRNT), a company that develops, designs and markets innovative digital printing solutions for the global printed textile industry, today announced it has appointed Stephen Nigro as a strategic advisor to the Company and Board of Directors. The Company plans to subsequently nominate Mr. Nigro for election to the Board at Kornit’s anticipated August 2019 Annual Shareholder Meeting.

Stephen Nigro is an industry veteran who has spent over 37 years at HP working in a variety of capacities, most recently as President of 3D Printing, overseeing the global build out and execution of that business segment. Prior to that, Mr. Nigro was Senior Vice President of Imaging and Printing, leading all of HP’s printing businesses including HP Inkjet, HP LaserJet and HP Graphics.

Other senior leadership positions at HP that were held in the past by Mr. Nigro, included Senior Vice President of Inkjet and Graphics business, Senior Vice President of Retail and Web Solutions, Senior Vice President of Graphics and Imaging, and Senior Vice President of Technology Platforms.

Most notably, Mr. Nigro led the creation of the graphics arts business, 3D business and expansion of HP’s global inkjet business.

Mr. Nigro holds a Masters in Electrical Engineering from Stanford University and a Bachelors in Mechanical Engineering from UC Santa Barbara.

Kornit Digital’s Chief Executive Officer, Ronen Samuel, commented, “We are pleased to welcome Stephen Nigro as an advisor to the Company and as a prospective member of our Board of Directors. He is a veteran in the printing industry, has a proven track record and has been instrumental, in building and scaling new businesses. In keeping with Kornit’s objectives, Stephen too, has witnessed, led and supported transformations from analogue to digital printing. His appointment further strengthens our team and enhances the collective knowledge we are able to leverage from our diverse set of executives, advisors and Board members.”

Mr. Nigro commented, “I am excited to partner with the Kornit team and am thoroughly impressed by Kornit’s technology, existing footprint and plans to further scale the business. Kornit possesses the technology and resources to drive the transition to digital, and it is evident that the Company is positioned to disrupt the end markets it serves. That transition parallels digital transitions that I have seen throughout my career. My previous experience will therefore help to drive the execution of Kornit’s growth plans. I am furthermore pleased to be able to partner with such a talented team.”

Stephen Nigro’s engagement commences on April 2, 2019.

About Kornit

Kornit Digital Ltd. (NASDAQ: KRNT) develops, manufactures and markets industrial digital printing technologies for the garment, apparel and textile industries. Kornit delivers complete solutions, including digital printing systems, inks, consumables, software and after-sales support. Leading the digital direct-to-garment printing market with its exclusive eco-friendly NeoPigment printing process, Kornit caters directly to the changing needs of the textile printing value chain. Kornit’s technology enables innovative business models based on web-to-print, on-demand and mass customization concepts. With its immense experience in the direct-to-garment market, Kornit also offers a revolutionary approach to the roll-to-roll textile printing industry: digitally printing with a single ink set onto multiple types of fabric with no additional finishing processes. Founded in 2003, Kornit Digital is a global company, headquartered in Israel with offices in the USA, Europe and Asia Pacific, and serves customers in more than 100 countries worldwide.